SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 14, 2020

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.
Date: January 14, 2020

	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President and Chief Financial &
Corporate Development Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW ANNOUNCES AGM VOTE RESULTS

Calgary, Alberta (January 14, 2020) – Shaw Communications Inc. (“Shaw” or, the “Corporation”) announced that, at its annual meeting of shareholders held earlier today, the resolutions proposed in Shaw’s management proxy circular were adopted.

The detailed results from the annual shareholder meeting are as follows.

1.	Election of each of the following fifteen nominees as directors of the Corporation (by ballot):

	Votes For		Votes Withheld
	#	%	#	%
Peter J. Bissonnette	20,125,059	99.98	4,167	0.02
Adrian I. Burns	20,115,059	99.93	14,167	0.07
Christy Clark	20,129,087	>99.99	139	<0.01
Richard R. Green	20,125,159	99.98	4,067	0.02
Gregg Keating	20,119,198	99.95	10,028	0.05
Michael W. O’Brien	20,125,159	99.98	4,067	0.02
Paul K. Pew	20,129,098	>99.99	128	<0.01
Jeffrey C. Royer	20,129,098	>99.99	128	<0.01
Bradley S. Shaw	20,129,098	>99.99	128	<0.01
JR Shaw	20,125,059	99.98	4,167	0.02
Mike Sievert	20,129,198	>99.99	28	<0.01
JC Sparkman	20,115,059	99.93	14,167	0.07
Carl E. Vogel	20,129,098	>99.99	128	<0.01
Sheila C. Weatherill	20,125,087	99.98	4,139	0.02
Willard H. Yuill	20,115,159	99.93	14,067	0.07

2.	Appointment of Ernst & Young LLP as auditors of the Corporation (by show of hands – proxy result shown):

Votes For		Votes Withheld
#	%	#	%
20,088,326	100	–	–

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca